CERTIFICATE OF TRUST
of
Transparent Value Trust

This Certificate of Trust for Transparent Value Trust (the “Trust”), a statutory trust, is filed in accordance with the provisions of the Delaware Statutory Trust Act (12 Del. Code § 3801 et seq.) and sets forth the following:

1.	The name of the trust is: Transparent Value Trust

2.

As required by Del. Code Ann. tit. 12 section 3807, one of the Trustees of the Trust has its principal place of business in the State of Delaware. As required by Del. Code Ann. tit. 12 section 3810, such Trustee’s information is as follows:

The Corporation Trust Company 1209 Orange Street Wilmington, Delaware 19801

3.

The Trust is or will become prior to or within 180 days following the issuance of beneficial interests, a registered investment company under the Investment Company Act of 1940, as amended (15 U.S.C. §§ 80a-1 et seq.).

4.	This certificate shall be effective upon filing.

5.

Notice is hereby given that the Trust is a series Trust. The debts, liabilities, obligations and expenses incurred , contracted for or otherwise existing with respect to a particular series of the Trust shall be enforceable against the assets of such series only and not against the assets of the Trust generally.

6.	The business of the Trust will be managed in accordance with the Trust’s Agreement and Declaration of Trust as such document may be amended from time to time.

IN WITNESS WHEREOF, the undersigned, as the Trustee of the Trust, has caused this Certificate of Trust to be duly executed as of this 8th day of June, 2009.

By:	/s/ Peter K. Ewing
Name: Peter K. Ewing, Initial Trustee
Transparent Value Trust